UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Universal Logistics Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number)

Matthew T. Moroun

12225 Stephens Road

Warren, MI 48089

(586) 939-7000

Copy to:

Edwin J. Lukas

CenTra, Inc.

12225 Stephens Road

Warren, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,458,772
	9	SOLE DISPOSITIVE POWER: 14,031,215
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,458,772
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun, as Trustee of the Nora M. Moroun 2019 Annuity Trust dated April 25, 2019
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,458,772
	9	SOLE DISPOSITIVE POWER: 2,000,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,458,772
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,458,772
	9	SOLE DISPOSITIVE POWER: 3,427,557
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,458,772
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2012, as amended by the Schedule 13D/A statements filed with the Commission on July 22, 2013, October 1, 2013, and May 21, 2014, respectively (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The class of equity securities to which this statement on Schedule 13D/A relates is the common stock, no par value (“Common Stock”), of Universal Logistics Holdings, Inc. (the “Company”), a Michigan corporation with its principal offices located at 12755 E. Nine Mile Road, Warren, Michigan 48089. Each person named in Item 2 below beneficially owns 19,458,772 shares of Common Stock, which constitutes 71.3% of the Common Stock.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 4 is being filed by Matthew T. Moroun in his individual capacity and in his capacity as trustee of the Nora M. Moroun 2019 Annuity Trust, dated April 25, 2019 (the “NMM Annuity Trust”), and Manuel J. Moroun, in his capacity as trustee of the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004 (the “MJM Revocable Trust”) (collectively, the “Reporting Persons”). The Schedule 13D previously included Matthew T. Moroun, in his capacity as trustee of the MJ Moroun 2012 Annuity Trust, dated April 30, 2012 (the “MJM Annuity Trust”), as a Reporting Person. The MJM Annuity Trust expired by its terms on April 30, 2014, and all shares of the Company’s Common Stock held by the MJM Annuity Trust were distributed to Matthew T. Moroun on May 20, 2014. Therefore, the MJM Annuity Trust is no longer included as a Reporting Person on the Schedule 13D. The NMM Annuity Trust was created on April 25, 2019. On April 25, 2019, the NMM Annuity Trust was funded with a transfer of 2,000,000 shares of Common Stock gifted from Manuel J. Moroun and the MJM Revocable Trust to Nora M. Moroun on April 1, 2019. Matthew T. Moroun serves as the Trustee of the NMM Annuity Trust. Additionally, on April 25, 2019, the MJM Revocable Trust also gifted 400,000 shares of Common Stock to Matthew T. Moroun.

(a)	This statement is being filed by each of the Reporting Persons.

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)

Matthew T. Moroun is the Chairman of the Board of Directors of the Company. Matthew T. Moroun is also the sole shareholder, President and a director of DIBC Holdings, Inc., a holding company for Detroit International Bridge Company and its subsidiaries. Matthew T. Moroun is the sole shareholder of CenTra, Inc., and he has served as a director of CenTra since 1993. CenTra, Inc. is a privately-owned transportation holding company. The business address of DIBC Holdings, Inc. and CenTra, Inc. is 12225 Stephens Road, Warren, Michigan 48089. Matthew T. Moroun is also the Chairman of our Board of Directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI). P.A.M. Transportation Services, Inc. is a leading truckload dry van carrier transporting general commodities throughout the continental United States, in certain Canadian provinces and in Mexico under agreements with Mexican carriers. Its business address is 297 West Henri De Tonti, Tontitown, Arkansas 72770. Matthew T. Moroun is the principal shareholder and Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan, and its subsidiaries. He is also a principal shareholder in other family owned businesses engaged in providing transportation services.

Manuel J. Moroun is a director of the Company. Manuel J. Moroun is a director and the Chief Executive Officer of Detroit International Bridge Company. Manuel J. Moroun is a director of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI). He also has been a principal shareholder, director and officer in other family owned businesses engaged in providing transportation, logistics and related services. Manuel J. Moroun is the father of Matthew T. Moroun.

(d)+(e)

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the last paragraph thereof:

Pursuant to the Company’s modified “Dutch Auction” tender offer which expired at the end of the day, 12:00 Midnight, Eastern Time, on July 8, 2015, the Company purchased 698,592 shares of Common Stock tendered by Manuel J. Moroun and 787,468 shares of Common Stock tendered by the MJM Revocable Trust.

Pursuant to the Company’s modified “Dutch Auction” tender offer which expired at 5:00 p.m., Eastern Time, on Friday, September 13, 2019, the Company purchased 600,000 shares of Common Stock tendered by the MJM Revocable Trust.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the second paragraph thereof:

Since the filing of Amendment No. 3 to this Schedule 13D, the additional shares of Common Stock acquired by Matthew T. Moroun, in his individual capacity, were distributed to him as the beneficiary of the MJM Annuity Trust, and received as a gift from the MJM Revocable Trust for estate planning purposes; and the shares of Common Stock acquired by Matthew T. Moroun, in his capacity as trustee of the NMM Annuity Trust, were acquired upon funding of the trust by Nora M. Moroun using shares received as gifts from Manuel J. Moroun and the MJM Revocable Trust for estate planning purposes.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

The aggregate number of shares of Common Stock beneficially owned by each Reporting Person is 19,458,772, or 71.3%, of the outstanding Common Stock based on 27,282,230 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2019.

(b)	See Items 7-10 of the cover page for each Reporting Person.

(c)	The Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Matthew T. Moroun is the son of Manuel J. Moroun. Voting and investment power over the MJM Revocable Trust is exercised by Manuel J. Moroun, as trustee; Manuel J. Moroun is also the beneficiary of the MJM Revocable Trust. Voting and investment power over the NMM Annuity Trust is exercised by Matthew T. Moroun, as trustee, and Matthew T. Moroun is a beneficiary of the NMM Annuity Trust. The Morouns have agreed to vote the Common Stock to which this Schedule 13D/A relates as a group.

The Company is party to an Amended and Restated Registration Rights Agreement, dated July 25, 2012, with Matthew T. Moroun, the MJM Annuity Trust and the MJM Revocable Trust. The Amended and Restated Registration Rights Agreement amends and restates the Registration Rights Agreement, dated December 31, 2004, among the Company, Matthew T. Moroun and the MJM Revocable Trust. The Amended and Restated Registration Rights Agreement provides Matthew T. Moroun, the MJM Annuity Trust and the MJM Revocable Trust with certain demand registration rights, whereby such persons may demand that the Company use its reasonable best efforts to effect the registration under the Securities Act of the registerable securities held by such persons, subject to certain limitations contained therein. These rights include the right to “piggyback” on registration statements that the Company uses to register additional shares of Common Stock.

The foregoing description is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, which is incorporated by reference as Exhibit 1 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1

Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust U/A March 24, 1977, as amended and restated on December 22, 2004 and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012 (file number 000-51142)).

2

Joint Filing Agreement, dated as of February 14, 2020, among Matthew T. Moroun, individually and as Trustee of the Nora M. Moroun 2019 Annuity Trust and Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: February 14, 2020

Matthew T. Moroun
Matthew T. Moroun

Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the Nora M. Moroun 2019 Annuity Trust

Manuel J. Moroun, as Trustee
Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust

EXHIBIT INDEX

Exhibit No.	Description

1	Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust U/A March 24, 1977, as amended and restated on December 22, 2004 and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012 (file number 000-51142)).

2	Joint Filing Agreement, dated as of February 14, 2020, among Matthew T. Moroun, individually and as Trustee of the Nora M. Moroun 2019 Annuity Trust, and Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.